4-1200 Waverley Street
Winnipeg, Manitoba, Canada R3T 0P4
Phone: 204 487 7412
Fax: 204-488-9823

MEDICURE ANNOUNCES SECOND QUARTER FISCAL 2009
FINANCIAL RESULTS

WINNIPEG, Manitoba – (January 13, 2009) Medicure Inc. (TSX:MPH), today reported the results of operations for the three and six month periods ended November 30, 2008. All amounts referenced herein are in Canadian dollars unless otherwise noted.

“During the second quarter of fiscal 2009 Medicure continued to implement its restructuring plan, expand its commercial business, conduct a strategic and effective research program and explore opportunities to secure additional sources of capital,” stated Medicure’s President and CEO, Albert D. Friesen, PhD. "Given the current market conditions, Medicure like many other companies faces significant challenges. Continuation of the positive trends we have seen in our commercial business over the last few quarters will enhance our potential to attract necessary additional capital.”

AGGRASTAT® Update

Net revenue from the sale of AGGRASTAT® for the second quarter of fiscal 2009 increased 25% over the net revenue for the previous quarter and by 350% compared to the same period in fiscal 2008. This is the fourth consecutive quarter of growth in net revenue for the product. Net revenue for the six months ending November 30, 2008 grew by $1.8 million or 227% to $2.6 million versus the same period in fiscal 2008. The growth in revenue can be attributed to a variety of factors including, but not limited to, the impact of strategic changes made to the commercial organization early in fiscal 2008; notably, the redirection of the Company’s focus from MC-1 development to AGGRASTAT®, and an increase in the efficiency and effectiveness of Medicure’s field based sales team.

Clinical Update

Medicure has reduced its clinical expenditures, while retaining the ability to continue targeted clinical and preclinical studies. For example, the Company is exploring the use of MC-1 in lipid lowering and neurological conditions and has just announced in a press release on January 12, 2009 its initiation of a clinical program to investigate the efficacy and safety of AvastremTM (pyridoxal 5’-phosphate) for the management of tardive dyskinesia. These programs benefit from the 10 years of work that Medicure put into the study of MC-1, providing valuable information and physical assets that will reduce costs and speed development for these new treatments.

Financial Results

The financial results for the three month period ended November 30, 2008 include a consolidated net loss of $6,975,000 or $0.05 per share, compared to $16,940,000 or $0.14 per share to the same period in fiscal 2008. The six month consolidated net loss to November 30, 2008 was $9,984,000 or $0.08 per share compared to $32,023,000 or $0.27 per share to the same period in fiscal 2008. This is a significant improvement from the prior year. Some of the more significant items impacting the results are discussed below.

Net product revenues for the three and six month periods ending November 30, 2008 were $1,458,000 and $2,629,000 compared to $324,000 and $803,000 for the same periods in fiscal 2008 - an increase of 350% and 227% respectively. The increase is attributable to a higher demand from our wholesalers and the strengthening of the US dollar.

Research and development expenditures for the three and six month periods ending November 30, 2008 were $137,000 and ($374,000) compared to $11,231,000 and $22,468,000 in the same periods of fiscal 2008. Research and development expenditures decreased significantly for factors including, but not limited to, the completion of the MEND CABG II study in fiscal 2008 and the recovery of costs associated with the study which the Company realized during the first and second quarters of fiscal 2009. Research and development costs are expected to be lower during fiscal 2009 as the company focuses on its commercial product and only on selected research and development programs.

Selling, general and administrative expenditures decreased by $1,723,000 to $2,149,000 during the three month period ended November 30, 2008 as compared to $3,872,000 in the same period in fiscal 2008. Selling, general and administrative expenditures for AGGRASTAT® decreased during the three month period ended November 30, 2008 as compared to the same period in fiscal 2008 due to the restructuring of the commercial operations as previously disclosed. The restructuring resulted in reduced selling and logistics expenses. Other selling, general and administrative expenditures decreased during the three month period ended November 30, 2008 as compared to the same period in fiscal 2008 due to a reduced level of staff and lower professional fees and administrative expenses associated with financing activities in the 2008 fiscal quarter.

Interest expense for the three and six month periods ending November 30, 2008 were $2,040,000 and $3,162,000 compared to $1,125,000 and $1,663,000 compared to the same periods in fiscal 2008. The increase in the current quarter is primarily due to an early termination fee associated with the repayment of the Merrill Lynch debt. The increase for the six month period was due to the termination fee as well as the fact the company has been incurring interest on its existing long-term debt only since the end of September 2007 and therefore not a full six months as of November 30, 2007.

Foreign exchange loss for the three and six month periods ending November 30, 2008 were $3,878,000 and $5,335,000 respectively. The losses were due to a strengthening of the US dollar versus the Canadian dollar. The majority of the loss relates to unrealized losses on our long-term debt and did not significantly impact our cash flows during the quarter. The company had no significant foreign exchange losses during the same periods in fiscal 2008.

At November 30, 2008 the Company had cash and cash equivalents totaling $5,174,000, as compared to $11,905,000 of cash and cash equivalents as well as $11,916,000 of restricted cash as of May 31, 2008.

As previously disclosed and based on the Company’s operating plan, the existing working capital is projected to be sufficient to meet the cash requirements to fund the Company’s currently planned operating expenses, capital requirements, working capital requirements, long-term debt obligations and commitments to the end of the 2009 fiscal year. The operating plan is based on continued cost savings measures and increases in AGGRASTAT® revenue. The Company is continuing to explore various sources of funding while focusing on increasing operating revenue and reducing operating expenses. There is no certainty that the Company will be able to obtain any sources of financing on acceptable terms, or at all, or that it will increase product revenue or reduce operating expenses to the extent necessary.

The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities when due is dependent on many factors, including, but not limited to the actions taken or planned, some of which are described above, which management believes will mitigate the adverse conditions and events which raise doubt about the validity of the “going concern” assumption used in preparing the Company’s financial statements. There is no certainty that these and other strategies will be sufficient to permit the Company to continue as a going concern. If the “going concern” basis is not appropriate, then adjustments to the financial statements would be necessary including in the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used. An expanded version of Management’s Discussion and Analysis and the financial statements for the six month period ended November 30, 2008 is accessible on Medicure's website at www.medicure.com.

Notification of Conference Call:
Medicure has scheduled a conference call to review its results of operations for the second quarter ended November 30, 2008:

Date: January 14, 2009

Time: 8:30 am Eastern Time
Telephone: 1-866-542-4236 or 1-416-641-6125

Archive of Conference Call:
Telephone: 1-800-408-3053 or 1-416-695-5800
Passcode: 3280530
Expires: January 21, 2009

About Medicure Inc.
Medicure Inc is a biopharmaceutical company focused on the research, development and commercialization of novel small molecules to treat cardiovascular and neurological disorders. The Company’s primary business activity is the marketing and distribution of Aggrastat® (tirofiban hydrochloride) for acute coronary syndromes.

This press release contains forward-looking statements, as defined under applicable securities legislation, that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise except as required by law. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the Company’s stage of development, lack of product revenues, additional capital requirements, risks associated with the completion of clinical trials and obtaining regulatory approval to market the Company’s products, the ability to protect its intellectual property, dependence on collaborative partners and the ability to meet its debt obligations. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. Additional risks and uncertainties relating to the Company and its business can be found in the “Risk Factors” section of its Form 20F for the year ended May 31, 2008.

For more information, please contact:
Albert D. Friesen, Ph.D.
President & CEO
Tel. 888-435-2220
Fax 204-488-9823